UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 9, 2015, Macrocure Ltd. (the “Company”) announced that it had hired Mark Page as its new Chief Financial Officer, effective as of February 10, 2015. A copy of the press release containing the announcement is attached as Exhibit 99.1 hereto.

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on February 9, 2015, announcing the hiring of Mark Page as its new Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: February 9, 2015	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on February 9, 2015, announcing the hiring of Mark Page as its new Chief Financial Officer.